UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: October 16, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 16, 2017 (the “Closing Date”), Fly Leasing Limited (the “Company”) completed its previously announced offering of $300,000,000 aggregate principal amount of 5.250% Senior Notes due 2024 (the “Notes”).  The net proceeds to the Company were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company plans to use the net proceeds from the sale of the Notes, together with cash on hand, to redeem its outstanding 6.75% Senior Notes due 2020 (the “2020 Notes”).

The Notes were issued pursuant to an indenture, dated as of December 11, 2013 (the “Base Indenture”), as supplemented by the third supplemental indenture, dated as of October 16, 2017 (the “Third Supplemental Indenture”), each between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company.  Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2018.

At any time prior to October 15, 2020, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 105.250% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption. On or after October 15, 2020, the Company may redeem the Notes, in whole or in part, at the redemption prices listed in the Third Supplemental Indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. At any time prior to October 15, 2020, the Company may also redeem the Notes, in whole or in part, at a “make-whole price,” plus accrued and unpaid interest to the date of redemption.

If a Change of Control (as defined in the Third Supplemental Indenture) occurs, unless the Company has exercised its right to redeem the Notes as described in the foregoing paragraph, holders of the Notes will have the right to require the Company to repurchase all or any part of their Notes for payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to, but not including, the date of purchase.

On the Closing Date, notice was given to holders of the 2020 Notes issued by the Company under the Base Indenture, as supplemented by the first supplemental indenture, dated as of December 11, 2013 (the “First Supplemental Indenture”), between the Company and the Trustee, that on December 15, 2017 (the “Redemption Date”) the Company intends to redeem all of its $375 million outstanding 2020 Notes in accordance with the optional redemption provisions contained in the First Supplemental Indenture (the “Redemption”). Also on the Closing Date, the Company irrevocably deposited (or caused to be irrevocably deposited) with the Trustee funds sufficient to satisfy and discharge its obligations under the First Supplemental Indenture and directed the Trustee to apply such funds to effect the Redemption on the Redemption Date. In connection therewith, the First Supplemental Indenture has been satisfied and discharged in accordance with its terms, and the Company has been released from its obligations with respect to the First Supplemental Indenture and the 2020 Notes, except with respect to those provisions that by their terms survive the satisfaction and discharge.

The Notes are being offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-219933), which was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2017 and declared effective by the SEC on September 7, 2017.

The foregoing descriptions of the material terms of the Base Indenture and the Third Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements.  The Base Indenture was filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K, filed with the SEC on December 11, 2013, and is incorporated herein by reference.  The First Supplemental Indenture was filed as Exhibit 4.2 to the Company’s Current Report on Form 6-K, filed with the SEC on December 11, 2013, and is incorporated herein by reference. The Third Supplemental Indenture is filed herewith as Exhibit 4.1 and incorporated herein by reference. The Third Supplemental Indenture, filed as an exhibit herewith, is only intended to provide investors and security holders with information regarding its terms and is not intended to provide any other factual information about the Company.

Each of Conyers Dill & Pearman Limited and Jones Day has issued an opinion to the Company, dated October 16, 2017, regarding the legality of the Notes. A copy of each opinion is filed herewith as Exhibits 5.1 and 5.2, respectively.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

4.1	Third Supplemental Indenture, dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association

4.2	Form of 5.250% Senior Notes due 2024 (included in Exhibit 4.1)

5.1	Opinion of Conyers Dill & Pearman Limited

5.2	Opinion of Jones Day

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

23.2	Consent of Jones Day (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

October 16, 2017	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

4.1	Third Supplemental Indenture, dated as of October 16, 2017, between Fly Leasing Limited and Wells Fargo Bank, National Association

4.2	Form of 5.250% Senior Notes due 2024 (included in Exhibit 4.1)

5.1	Opinion of Conyers Dill & Pearman Limited

5.2	Opinion of Jones Day

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

23.2	Consent of Jones Day (included in Exhibit 5.2)